SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 Sinobiomed Inc.
                                 ---------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                   82934C 10 2
                                   -----------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                                  Devlin Jensen
                             Barristers & Solicitors
                       Suite 2550 - 555 W. Hastings Street
                           Vancouver, British Columbia
                                 Canada V6B 4N5
                                 (604) 684-2550
                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP NO.: 82934C 10 2                 13D                    Page 2 of 5 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Ka Yu
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canadian
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,250,000 (1)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,000,000 (2)
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,250,000 (1)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,000,000 (2)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,250,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

      (1) This figure includes 2,000,000 shares owned directly by Mr. Ka Yu and 250,000 shares underlying stock options which have vested and will vest within 60 days from October 15, 2007.

      (2) This figure includes 3,000,000 shares owned directly by Mr. Ka Yu's wife, Ms. Hui Wang, of which Mr. Ka Yu is deemed to beneficially own and have shared voting and dispositive power over such shares.

CUSIP NO.: 82934C 10 2                 13D                    Page 3 of 5 Pages


Item 1.           SECURITY AND ISSUER

                  The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of Sinobiomed Inc., a corporation organized under the laws of the State of Delaware (the "Issuer"). The Issuer's registered office is Room 3304, BLDG #6, Lane 218, Wu-Zhou Road Zhong-Huang Plaza, Shanghai, China, 200080. The address of the principal executive offices of the Issuer is Lane 4705, No. 58, North Tang Gao Rd., Pudong New Area Shanghai, China 201206.

Item 2.           IDENTITY AND BACKGROUND

                  (a) - (c)

                  Mr. Ka Yu (age 36) was the President, CEO, Secretary, Treasurer and Director of the Issuer from October 31, 2006 to March 1, 2007 and was the CFO of the Issuer from Oct. 31, 2006 to December 28, 2006. As of March 1, 2007, Mr. Yu is the Secretary, Treasurer and a Director of the Issuer. In addition, he is currently the Senior Vice President of CY Oriental Holdings Ltd., which is listed on the TSX Venture Exchange. From 1996 to 2001, Mr. Yu was the Managing Director of Powerlot (Pacific) Ltd., a privately owned company, during which he initiated, organized and supervised the business of the company with over 500 staff members. Powerlot is engaged in the business of garment manufacturing, logistics, telecommunications, and international trade with annual revenue exceeding $50 million USD in 2001. Mr. Yu graduated from Shanghai Teacher's University in Shanghai in 1991 with a bachelors of Science.

                  (d) - (f)

                  During the last five years, Mr. Ka Yu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Yu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. Ka Yu is citizen of Canada.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Mr. Ka Yu was the beneficial owner of 7,000,000 shares of Sinobiomed Inc., which represented 5.35% of the Issuer's outstanding shares of Common Stock, not including vested options owned by Mr. Yu. Pursuant to a settlement agreement entered into between Ka Yu and Michael Tan of Singapore, having an effective date of October 12, 2007, Mr. Yu agreed to settle a disputed amount owing from Mr. Yu to Mr. Tan by transferring 2,000,000 shares of Common Stock of the Issuer to Mr. Tan. This transfer of 2,000,000 shares took place on October 15, 2007.

CUSIP NO.: 82934C 10 2                 13D                    Page 4 of 5 Pages


Item 4.           PURPOSE OF TRANSACTION

                  The purpose of the transaction being reported was Mr. Ka Yu's disposition of 2,000,000 shares of Common Stock of the Issuer, as settlement of a disputed amount between Mr. Yu and Michael Tan. Mr. Yu is currently holding his remaining 5,000,000 shares (3,000,000 of which are owned by Mr. Ka Yu's wife) for investment purposes. Mr. Ka Yu has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mr. Ka Yu directly owns 2,000,000 shares of Common Stock of the Issuer which represents approximately 1.5% of the outstanding Common Stock of the Issuer, not including vested options owned by Mr. Ka Yu. This percentage is based on 130,738,748 shares of Common Stock issued and outstanding as at October 15, 2007. In addition, Mr. Yu beneficially owns 250,000 shares underlying stock options which have vested and/or are exercisable within 60 days.

                  (b) Mr. Ka Yu has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 2,000,000 shares of Common Stock, which he directly owns and 250,000 shares underlying stock options which have vested and/or are exercisable within 60 days. In addition, Mr. Yu is deemed to have shared power to vote or direct the vote and shares power to dispose or direct the disposition of 3,000,000 shares, which are owned directly by his wife, Ms. Hui Wang.

                  (c) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, Mr. Yu has not affected any transaction in the Common Stock during the past sixty (60) days.

                  (d) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Ka Yu.

CUSIP NO.: 82934C 10 2                 13D                    Page 5 of 5 Pages


                  (e) As of October 15, 2007, Mr. Ka Yu ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ka Yu and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Ka Yu.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable as there are no exhibits to be filed with this
Schedule 13D.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 15, 2007                                       /s/ Ka Yu
                                                              ------------------
                                                              Ka Yu